GoBQ Grills, Inc.



ANNUAL REPORT

3742 N Janssen, STE 1

Chicago, IL 60613

(855) 355-4627

https://www.gobqgrills.com

This Annual Report is dated April 27, 2021.

BUSINESS

GoBQ Grills, Inc. was originally founded as "Grillfold, LLC." in 2012 by Eric Goeken and Todd Zaroban. The company was converted to a C-Corp on January 1 2020. GoBQ Grills develops, manufactures, and sells a line of revolutionary ultra-portable grills made from flexible, flame- and heat-resistant fabric. The first product in this line is the patented "GoBQ® Charcoal Grill". The ultimate benefit of the GoBQ is its portability and convenience, and the primary target market is campers, hikers, tailgaters, travelers, and outdoor enthusiasts.

Our current sales channels consist of the GoBQ Grills online store, and Amazon.com

GoBQ utilizes in-house engineering and design for a rapid and cost-effective development process. Prototypes are created utilizing 3D printing technology and in-house testing to allow GoBQ to quickly perfect the grill design and specifications.

Manufacturing is outsourced overseas in order to attain an affordable price point for consumers. As the company grows, opportunities may exist to bring manufacturing and assembly to a US-based partner or to build the capacity internally.

The company retains all ownership rights, title and interest of its intellectual property, including the patent, trademark, website, product designs, drawings, prototypes, trademarks, photography, and marketing materials.

Previous Offerings

Between 2020 and 2019, we sold 352,299 shares of common stock in exchange for $0.60 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold 2020: $201,411
Number of Securities Sold 2020: 352,299
Use of proceeds: Production, Operations and Marketing Expenses
Date: February 13, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $25,088, 0.5% higher compared to fiscal year 2019 revenue of $24,974. Supply chain disruptions from spring to fall of 2018 resulted in inventory shortages, and marketing efforts in 2020 were focused on promoting the equity campaign to investors in order to raise capital for production costs. These factors contributed to the lack of substantial growth in sales revenues from 2019 to 2020.

Cost of Good Sold

Cost of goods sold in 2020 was $22,140, a decrease of approximately $7,249, from costs of $29,389 in fiscal year 2019.

Gross margins

As a result of the financial impact of the supply chain disruption noted above, gross margin in

2020 was $2,948 compared to negative $4,415 in 2019. The Company expects its gross margins to return to more normal levels in 2021.

Expenses

Expenses in 2020 were $105,018 and increase of $39,877 over 2019 when expenses were $45,141. The primary reason for the increase is the marketing and promotional expenses related to the StartEngine RegCF campaign.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. Supply chain disruptions that had limited sales revenues and adversely affected gross margins have been resolved with the successful transition to new manufacturing suppliers.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $47,978.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: ICFS Group LLC
Amount Owed: $26,096
Interest Rate: 0.0%
Maturity Date: December 31, 2022

This is an AP account for product Assembly Services from a company that acquired parts from the former manufacture that went out of business. The balance is due and payable but there are no terms, interest, or a maturity date.

Creditor: Eric Goeken
Amount Owed: $50,000.00
Interest Rate: 6.0%

FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON-NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non-payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Zaroban
Todd Zaroban's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: December 31, 2019 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Todd received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Position: Secretary
Dates of Service: December 31, 2019 - Present
Responsibilities: Ensuring the integrity of the governance framework, being responsible for the efficient administration of the company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors.

Position: Chief Operating Officer
Dates of Service: December 31, 2019 - Present
Responsibilities: Oversee the company's business operations and ensures the company has effective operational and financial procedures in place.

Position: Chief Financial Officer
Dates of Service: December 31, 2019 - Present
Responsibilities: Managing the financial actions of the company, tracking cash flow, financial planning, analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:
Employer: Zaroban Design, LLC
Title: Owner

Dates of Service: August 14, 1998 - Present
Responsibilities: Branding, Design, and Website Development Services.

Name: Eric Goeken
Eric Goeken's current primary role is with HDR. Eric works 6 hours per week at the company and his hours will increase relative to the success of our sales efforts in 2021.

Positions and offices currently held with the issuer:
Position: Director / Chief Product Designer
Dates of Service: December 31, 2019 - Present

Responsibilities: Product design, engineering, research, development, and innovation. Eric received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Other business experience in the past three years:
Employer: HDR
Title: Project Architect
Dates of Service: July 02, 2018 - Present
Responsibilities: The project architect is the team leader in charge of overseeing timely and profitable completion of a project. The project architect coordinates the work team, consults with clients, draws designs, and proposes budgets.

Other business experience in the past three years:
Employer: KAI
Title: Project Architect
Dates of Service: June 06, 2016 - July 01, 2018
Responsibilities: The project architect is the team leader in charge of overseeing timely and profitable completion of a project. The project architect coordinates the work team, consults with clients, draws designs, and proposes budgets.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Eric Goeken
Amount and nature of Beneficial ownership: 4,359,673
Percent of class: 43.59

Title of class: Common Stock
Stockholder Name: Todd Zaroban
Amount and nature of Beneficial ownership: 4,359,673
Percent of class: 43.59

RELATED PARTY TRANSACTIONS

Name of Entity: John Cooper
Relationship to Company: Family member

Nature / amount of interest in the transaction: During 2019, the Company recorded compensation expense associated with Member units granted to a related party of $134,000.

Material Terms: The Company receives from this related party finance consulting services. This related party also serves on the Company's Advisory Board.

Name of Entity: Eric Goeken
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company recorded during 2020, interest expense of $_____ payable to one of the Company's founders under a Note for $50,000 issued following the founder's contribution of a patent on August 24, 2015.

Material Terms: FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON-NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non-payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

OUR SECURITIES

Our authorized capital stock consists of 11,783,334 shares of common stock, par value $0.60 per share. As of December 31, 2020, 10,352,299 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2021.

GoBQ Grills, Inc.

By   /s/ *Todd Zaroban*

Name: Todd Zaroban

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Compilation Report on
GoBQ Grills, Inc.
Financial Statements
For The Year Ended
December 31, 2020
(Compiled)

GoBQ Grills Inc.
Table of Contents
For the Year Ended December 31, 2020

To the Stockholders
GoBQ Grills, Inc.
Chicago, Illinois

Management is responsible for the accompanying financial statements of GoBQ Grills, Inc. (corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of income, statement of changes in stockholders' equity (deficit) and retained earnings and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Service Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As discussed in note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

REIFLER SHARPS SCHUETZ, LTD.

Mokena, Illinois
April 14, 2021

GoBQ Grills, Inc.
Balance Sheet
December 31, 2020 and 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 47,978	$ 12,721
Inventory	-	4,165
Other Receivables	20,486	694
	$ 68,464	$ 17,580
PROPERTY, PLANT AND EQUIPMENT		
Patent	$ 50,000	$ 20,000
Organizational Cost	55,372	7,693
Accumulated amortization	(1,844)	-
	$ 103,528	$ 27,693
TOTAL ASSETS	$ 171,992	$ 45,273
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 26,097	$ 46,764
Accrued expenses	7,850	7,850
Notes payable - current portion	50,000	50,000
	$ 83,947	$ 104,614
LONG TERM DEBT		
Notes payable	50,000	50,000
Less current portion shown above	50,000	50,000
	$ -	$ -
STOCKHOLDERS' EQUITY		
Common stock	217,612	1,000
Additional Paid in Capital	100,050	100,050
Retained earnings	(229,617)	(160,391)
	$ 88,045	$ (59,341)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 171,992	$ 45,273

See accompanying notes and accountant's compilation report

GoBQ Grills, Inc.
Statement of Income (Loss) and Stockholders Equity
For the Year Ended December 31, 2020 and 2019

(Compiled)

(Unaudited)

	2020	2019
NET SALES	$ 25,088	$ 24,974
Cost of Goods Sold	22,140	29,389
GROSS PROFIT	2,948	(4,415)
Operating Expenses	72,174	45,141
INCOME FROM OPERATIONS	(69,226)	(49,556)
Other (Income) Expenses	-	1,800
NET INCOME BEFORE INCOME TAXES	(69,226)	(51,356)
Provision for Income Taxes	0	0
NET INCOME	$ (69,226)	$ (51,356)

GoBQ Grills, Inc.
Statement of Income (Loss) and Stockholders Equity
For the Year Ended December 31, 2020 and 2019


(Compiled)

(Unaudited)


Stockholders' Equity (Deficit)

Common Stock

	Number of Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance January 1, 2020	10,000,000	1,000	100,050	(160,391)	(59,341)
Issuance of Common stock	352,299	216,612	-	-	216,612
Distribution	-	-	-	-	-
Net Loss	-	-	-	(69,226)	(69,226)
Balance December 31, 2020	10,352,299	217,612	100,050	(229,617)	88,045

GoBQ Grills, Inc.
Statement of Cash Flows
For the years Ended December 31, 2020 and 2019

(Compiled)

(Unaudited)

	2020	2019
Cash flows from operating activities:		
Net income	$ (69,226)	$ (51,356)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	1,844	1,511
Change in assets and liabilities:		
(Increase) decrease in accounts receivable	(19,792)	(1,436)
(Increase) decrease in inventory	-	(4,165)
Increase (decrease) in accounts payable	(20,668)	17,751
Increase (decrease) in accrued expenses	-	22,899
Total adjustments	(38,616)	36,560
Net cash provided by operating activities	(107,842)	(14,796)
Cash flows from investing activities:		
Organizational Cost	(73,513)	(7,693)
Cash flows from financing activities:		
Issuance of common stock and additional paid capital	216,612	31,000
	216,612	31,000
Net decrease in cash	35,257	8,511
Cash at January 1, 2020	12,721	4,210
Cash at December 31, 2020	$ 47,978	$ 12,721

GoBQ Grills, Inc.
Statement of Cash Flows (Continued)
For the Year Ended December 31, 2020 and 2019


(Compiled)

(Unaudited)


Supplemental disclosures of cash flow information:

Cash paid during the year for:	2020	2019
Interest expense	$ 0	$ 0
Income taxes	$ 0	$ 0

Disclosures of accounting policy:

For the purposes of this statement of cash flows, the Company considers cash equivalents to include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

GoBQ Grills, Inc.
Statement of Cash Flows (Continued)
For the Year Ended December 31, 2020 and 2019

NOTE 1: NATURE OF OPERATIONS

GoBQ Grills, Inc. (the "Company") was originally organized as a limited liability company (Grillfold LLC) on September 24, 2012 under the laws of Illinois and was subsequently converted to a corporation on December 27, 2019 under the laws of Delaware. The Company was formed to develop, manufacture, and sell innovative ultra-portable grills made from flexible flame and heat- resistant materials. The first product in the Company's line is the GoBQ® Grill, a grill designed to serve hikers, campers, tailgaters, and other outdoor enthusiasts. The GoBQ® Grill is lightweight, compact, and fast to set up.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 the Company's cash balances did not exceed federally insured limits.

GoBQ Grills, Inc.
Statement of Cash Flows (Continued)
For the Year Ended December 31, 2020 and 2019

(Compiled)

(Unaudited)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or

unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable

Payment from sales made directly to consumers is generally received at the time of sale. Accounts receivable reflects amounts due from third party sales channel partners for sales completed after deductions for commissions and warehousing expenses. The Company reviews the collectability of all receivables at least quarterly. The Company believes that all accounts receivable as of December 31, 2020 are collectible. The Company has not charged interest on past due receivables.

See accompanying notes and accountant's compilation report

8

GoBQ Grills, Inc.
Statement of Cash Flows (Continued)
For the Year Ended December 31, 2020 and 2019

(Compiled)

(Unaudited)

Inventory

Inventory is stated at the lower of cost or market, maintained on a first in, first out basis. Allowances are recorded to reduce the carrying value of inventory for factors such as excess quantities. Write- downs of inventory establish a new cost basis, which is not increased for future changes in market or changes in excess quantities. At December 31, 2020, inventory was entirely comprised of Consigned goods and no allowances had been recorded.

Property and Equipment

The Company's no acquired property and equipment during the year ended December 31, 2020.

GoBQ Grills, Inc.
Notes to the Financial Statements
December 31, 2020

(Compiled)

(Unaudited)

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted without interest charges) from the use of an asset were less than the carrying value, the related asset would be written down to its estimated fair value. There were no such impairments in 2020 or 2019.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied its performance obligations to its customers and collection if probable, which generally occurs when the Company ships its orders.

Cost of Goods Sold

Cost of goods sold includes product costs, freight, shipping, selling and merchant fees.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $68,398 for the year ended December 31, 2020.

Member Unit-Based Compensation

The Company accounts for stock-based compensation in accordance with authoritative accounting literature, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair value. The Company estimates the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income T axes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

(Compiled)

(Unaudited)

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 27, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state incometaxes for the Company have been provided for in the accompanying financial statements during that period. The Company was, however, subject to Illinois replacement tax on its Illinois taxable income. No Illinois replacement tax was recorded in 2020 and 2019 as the Company had accumulated losses as of December 31, 2020 for Illinois replacement tax purposes of $102,070.

All tax periods since 2016 remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $69,226 for the year ended December 31, 2020 has negative cash flows from operations, has a working capital deficiency of $107,842 as of December 31, 2020, lacks liquidity to pay its obligations as they come due with just $47,978 of cash as of December 31, 2020, and has an accumulated deficit of $229,616 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to

(Compiled)

(Unaudited)

generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue asa going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE4: NOTES PAYABLE

In 2015, one of the founders of the Company contributed a patent to the Company in return for a promissory note carrying a principal amount of $50,000. Interest accrues on the unpaid balance less $30,000 at the rate of 6% annually. Principal and accrued interest are payable in full upon the Company securing either debt or equity financing in the amount of at least $250,000 and with the consent of the equity investor or financial institution providing the debt or equity financing. Interest expense for the year ended December 31, 2020 was $0.

Capital Structure

The Company was organized as a limited liability company with 10,000,000 authorized membership units through the December 27, 2019 conversion to a corporation. The number of member units issued and outstanding as of December 31, 2018 was 8,300,000, of which 8,233,333 were vested.

Member Unit Based Compensation

The Company records issued and outstanding membership units at the grant date and discloses the vested portions of such.

During the year ended December 31, 2017, the Company granted 100,000 member units (converted to 108,992 shares of common stock) with a grant-date fair value of $0.20 per unit. This grant vests over a 3-year period.

During the year ended December 31, 2019, the Company granted 720,000 member units (converted to 784,741 shares of common stock) with a grant-date fair value of $0.20 per unit. These grants vest over a 3-year period.

For the years ended December 31, 2019 and 2018, the Company recorded compensation expense of $0 and $21,893, respectively, on the vesting of the membership unit grants.

(Compiled)

(Unaudited)

NOTE 6: RELATED PARTY TRANSACTIONS

As discussed in Note 4, for the years ended December 31, 2020 and 2019, the Company incurred interest expense in the amounts of $0 and $1,800, respectively, on a note agreement with a related party.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU

supersedes the previous revenue recognition requirements in ASC Topic 605-Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

(Compiled)

(Unaudited)

NOTE 8: SIGNIFICANT CUSTOMERS

The Company sells directly to consumers through its e-commerce website and at sales events. Sales through the Company's e-commerce website are fulfilled by Amazon to whom the Company pays a commission and a warehousing fee. The Company also sells to consumers through third party sales channels, including Amazon.com and Indiegogo.com. Sales made through Amazon.com were $12,246 and $13,526 and sales through Indiegogo.com were $0 and $300 for the years ended December 31, 2020 and 2019, respectively. The Company also sells products to Walmart at wholesale prices, which totaled $7,842 and $7,420 in 2020 and 2019 respectively.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2021, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

CERTIFICATION

     I, Todd Zaroban, Principal Executive Officer of GoBQ Grills, Inc., hereby certify that the financial statements of GoBQ Grills, Inc. included in this Report are true and complete in all material respects.

Todd Zaroban

Principal Executive Officer